Term sheet
To prospectus dated November 14, 2011,
prospectus supplement dated November 14, 2011,
product supplement no. 5-I dated November 17, 2011 and
underlying supplement no. 1-I dated November 14, 2011

10-#05-2012-R
Term Sheet to
Product Supplement No. 5-I
Registration Statement No. 333-1777923
Dated October 2, 2012; Rule 433

JPMORGAN CHASE & CO.

Structured Investments

$
Capped Contingent Buffered Notes Linked to a Weighted Basket Consisting of the Hang Seng China Enterprises Index and the Hang Seng® Index, Each Converted into U.S. Dollars, due October 23, 2013

General

- The notes are designed for investors who seek unleveraged exposure to the appreciation of a basket of Chinese and Hong Kong indices, each converted into U.S. dollars, up to the Maximum Return of at least 26.75%. Investors should be willing to forgo interest and dividend payments and, if the Ending Basket Level is less than the Starting Basket Level by more than the Contingent Buffer Amount, be willing to lose some or all of their principal at maturity. **Any payment on the notes is subject to the credit risk of JPMorgan Chase & Co.**
- Unsecured and unsubordinated obligations of JPMorgan Chase & Co. maturing October 23, 2013†
- Minimum denominations of $10,000 and integral multiples of $1,000 in excess thereof
- The notes are expected to price on or about October 5, 2012 and are expected to settle on or about October 11, 2012.

Key Terms

Basket:	The notes are linked to a weighted basket of two Indices, each converted into U.S. dollars, consisting of the Hang Seng China Enterprises Index ("HSCEI") and the Hang Seng® Index ("HSI") (each an "Index," and together, the "Indices"). For information about the Indices, the Underlying Currency and the Index Weights, see "Additional Key Terms" on page TS-1 of this term sheet.
Contingent Buffer Amount:	15.00%
Payment at Maturity:	If the Ending Basket Level is greater than the Starting Basket Level, at maturity you will receive a cash payment that provides you with a return per $1,000 principal amount note equal to the Basket Return, subject to the Maximum Return. Accordingly, if the Ending Basket Level is greater than the Starting Basket Level, your payment at maturity per $1,000 principal amount note will be calculated as follows: $1,000 + ($1,000 × Basket Return), subject to the Maximum Return If the Ending Basket Level is equal to or less than the Starting Basket Level by up to the Contingent Buffer Amount of 15.00%, you will receive the principal amount of your notes at maturity. If the Ending Basket Level is less than the Starting Basket Level by more than the Contingent Buffer Amount of 15.00%, you will lose 1% of the principal amount of your notes for every 1% that the Ending Basket Level is less than the Starting Basket Level, and your payment at maturity per $1,000 principal amount note will be calculated as follows: $1,000 + ($1,000 × Basket Return) *If the Ending Basket Level is less than the Starting Basket Level by more than the Contingent Buffer Amount of 15.00%, you will lose more than 15.00% of your principal amount and may lose all of your principal amount at maturity. If the value of the U.S. dollar appreciates against the Underlying Currency, you may lose some or all of your investment in the notes, even if the closing levels of the Indices have increased during the term of the notes.*
Maximum Return:	At least 26.75%. The actual Maximum Return and the actual maximum payment at maturity will be set on the pricing date and will not be less than 26.75% and $1,267.50 per $1,000 principal amount note, respectively.
Basket Return:	$\frac{\text{Ending Basket Level} - \text{Starting Basket Level}}{\text{Starting Basket Level}}$
Starting Basket Level:	Set equal to 100 on the pricing date
Ending Basket Level:	The Basket Closing Level on the Observation Date
Basket Closing Level:	On the Observation Date, the Basket Closing Level will be calculated as follows: 100 × [1 + ((HSCEI Return × HSCEI Weight) + (HSI Return × HSI Weight))] Each of the returns set forth in the formula above refers to the Index Return for the relevant Index. Each of the weights set forth in the formula above refers to the Index Weight for the relevant Index. For information about the Indices, the Underlying Currency and the Index Weights, see "Additional Key Terms" on page TS-1 of this term sheet.
Index Return:	$\frac{\text{Ending Index Level} - \text{Initial Index Level}}{\text{Initial Index Level}}$
Initial Index Level:	With respect to each Index, the Adjusted Index Level of that Index on the pricing date
Ending Index Level:	With respect to each Index, the Adjusted Index Level of that Index on the Observation Date
Adjusted Index Level:	With respect to an Index on any day, the Index closing level of that Index on that day *multiplied* by the Exchange Rate of that Index on that day.
Exchange Rate:	With respect to each Index, the "Exchange Rate" on any relevant day will equal an exchange rate of U.S. dollars per one unit of the Underlying Currency of that Index, as determined by the calculation agent, expressed as one *divided* by the amount of Underlying Currency of that Index per U.S. dollar, as reported by Group PLC ("Reuters") on the relevant page specified under "Additional Key Terms" on page TS-1 of this term sheet, or any substitution page, at approximately 4:00 p.m., Hong Kong time.
Observation Date†:	October 18, 2013
Maturity Date†:	October 23, 2013
CUSIP:	48126DCF4

† Subject to postponement in the event of a market disruption event or currency disruption event and as described under "Description of Notes — Postponement of a Determination Date — B. Notes Linked to a Basket" and "Description of Notes — Payment at Maturity" in the accompanying product supplement no. 5-I

Investing in the Capped Contingent Buffered Notes involves a number of risks. See "Risk Factors" beginning on page PS-16 of the accompanying product supplement no. 5-I, "Risk Factors" beginning on page US-1 of the accompanying underlying supplement no. 1-I and "Selected Risk Considerations" beginning on page TS-4 of this term sheet.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of the notes or passed upon the accuracy or the adequacy of this term sheet or the accompanying product supplement, underlying supplement, prospectus supplement and prospectus. Any representation to the contrary is a criminal offense.

	Price to Public (1)	Fees and Commissions (2)	Proceeds to Us
Per note	$	$	$
Total	$	$	$

(1) The price to the public includes the estimated cost of hedging our obligations under the notes through one or more of our affiliates, which includes our affiliates' expected cost of providing such hedge as well as the profit our affiliates expect to realize in consideration for assuming the risks inherent in providing such hedge. For additional related information, please see "Use of Proceeds and Hedging" beginning on page PS-31 of the accompanying product supplement no. 5-I.

(2) Please see "Supplemental Plan of Distribution" in this term sheet for information about fees and commissions.

The notes are not bank deposits and are not insured by the Federal Deposit Insurance Corporation or any other governmental agency, nor are they obligations of, or guaranteed by, a bank.

J.P.Morgan

October 2, 2012

Additional Terms Specific to the Notes

JPMorgan Chase & Co. has filed a registration statement (including a prospectus) with the Securities and Exchange Commission, or SEC, for the offering to which this term sheet relates. Before you invest, you should read the prospectus in that registration statement and the other documents relating to this offering that JPMorgan Chase & Co. has filed with the SEC for more complete information about JPMorgan Chase & Co. and this offering. You may get these documents without cost by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, JPMorgan Chase & Co., any agent or any dealer participating in this offering will arrange to send you the prospectus, the prospectus supplement, product supplement no. 5-I, underlying supplement no. 1-I and this term sheet if you so request by calling toll-free 866-535-9248.

You may revoke your offer to purchase the notes at any time prior to the time at which we accept such offer by notifying the applicable agent. We reserve the right to change the terms of, or reject any offer to purchase, the notes prior to their issuance. In the event of any changes to the terms of the notes, we will notify you and you will be asked to accept such changes in connection with your purchase. You may also choose to reject such changes in which case we may reject your offer to purchase.

You should read this term sheet together with the prospectus dated November 14, 2011, as supplemented by the prospectus supplement dated November 14, 2011 relating to our Series E medium-term notes of which these notes are a part, and the more detailed information contained in product supplement no. 5-I dated November 17, 2011 and underlying supplement no. 1-I dated November 14, 2011. **This term sheet, together with the documents listed below, contains the terms of the notes and supersedes all other prior or contemporaneous oral statements as well as any other written materials including preliminary or indicative pricing terms, correspondence, trade ideas, structures for implementation, sample structures, fact sheets, brochures or other educational materials of ours.** You should carefully consider, among other things, the matters set forth in "Risk Factors" in the accompanying product supplement no. 5-I and "Risk Factors" in the accompanying underlying supplement no. 1-I, as the notes involve risks not associated with conventional debt securities. We urge you to consult your investment, legal, tax, accounting and other advisers before you invest in the notes.

You may access these documents on the SEC website at www.sec.gov as follows (or if such address has changed, by reviewing our filings for the relevant date on the SEC website):

- Product supplement no. 5-I dated November 17, 2011:
  http://www.sec.gov/Archives/edgar/data/19617/000089109211007707/e46168_424b2.pdf

- Underlying supplement no. 1-I dated November 14, 2011:

  http://www.sec.gov/Archives/edgar/data/19617/000089109211007615/e46154_424b2.pdf

- Prospectus supplement dated November 14, 2011:

  http://www.sec.gov/Archives/edgar/data/19617/000089109211007578/e46180_424b2.pdf

- Prospectus dated November 14, 2011:
  http://www.sec.gov/Archives/edgar/data/19617/000089109211007568/e46179_424b2.pdf

Our Central Index Key, or CIK, on the SEC website is 19617. As used in this term sheet, the "Company," "we," "us" and "our" refer to JPMorgan Chase & Co.

Additional Key Terms

The following table sets forth the Underlying Currency, the applicable Reuters Page, the Index closing level and the Exchange Rate on the pricing date and the Initial Index Level and the Index Weight for each Index:

Index	Underlying Currency	Reuters Page	Index closing level on the pricing date*	Exchange Rate on the pricing date*	Initial Index Level*	Index Weight
Hang Seng China Enterprises Index	Hong Kong dollar	HKDFIX				50.00%
Hang Seng® Index	Hong Kong dollar	HKDFIX				50.00%

* The Index closing level and the Exchange Rate on the pricing date and the Initial Index Level of each Index will be determined on the pricing date.

CURRENCY BUSINESS DAY — With respect to each Index, a "currency business day" is a day on which (a) dealings in foreign currency in accordance with the practice of foreign exchange market occur in The City of New York and the principal financial center for the Underlying Currency of that Index (which is Hong Kong, China with respect to the Hong Kong dollar) and (b) banking institutions in The City of New York and that principal financial center are not otherwise authorized or required by law, regulation or executive order to close.

Capped Contingent Buffered Notes Linked to a Weighted Basket Consisting of the Hang Seng China Enterprises Index and the Hang Seng® Index, Each Converted into U.S. Dollars

What Is the Total Return on the Notes at Maturity, Assuming a Range of Performances for the Basket?

The following table illustrates the hypothetical total return at maturity on the notes. The "total return" as used in this term sheet is the number, expressed as a percentage, that results from comparing the payment at maturity per $1,000 principal amount note to $1,000. Each hypothetical total return or payment at maturity set forth below assumes a Maximum Return of 26.75% and reflects the Contingent Buffer Amount of 15.00%. The actual Maximum Return will be determined on the pricing date and will not be less than 26.75%. Each hypothetical total return or hypothetical payment at maturity set forth below is for illustrative purposes only and may not be the actual total return or payment at maturity applicable to a purchaser of the notes. The numbers appearing in the following table and examples have been rounded for ease of analysis.

Ending Basket Level	Basket Return	Total Return
180.00	80.00%	26.75%
165.00	65.00%	26.75%
150.00	50.00%	26.75%
140.00	40.00%	26.75%
130.00	30.00%	26.75%
126.75	26.75%	26.75%
120.00	20.00%	20.00%
115.00	15.00%	15.00%
110.00	10.00%	10.00%
105.00	5.00%	5.00%
102.50	2.50%	2.50%
100.00	**0.00%**	**0.00%**
97.50	-2.50%	0.00%
95.00	-5.00%	0.00%
90.00	-10.00%	0.00%
85.00	-15.00%	0.00%
84.99	-15.01%	-15.01%
80.00	-20.00%	-20.00%
75.00	-25.00%	-25.00%
70.00	-30.00%	-30.00%
60.00	-40.00%	-40.00%
50.00	-50.00%	-50.00%
40.00	-60.00%	-60.00%
30.00	-70.00%	-70.00%
20.00	-80.00%	-80.00%
10.00	-90.00%	-90.00%
0.00	-100.00%	-100.00%

Hypothetical Examples of Amount Payable at Maturity

The following examples illustrate how the payment at maturity in different hypothetical scenarios is calculated.

Example 1: The level of the Basket increases from the Starting Basket Level of 100 to an Ending Basket Level of 105.
Because the Ending Basket Level of 105 is greater than the Starting Basket Level of 100 and the Basket Return of 5% does not exceed the hypothetical Maximum Return of 26.75%, the investor receives a payment at maturity of $1,050 per $1,000 principal amount note, calculated as follows:

$$\$1,000 + (\$1,000 \times 5.00\%) = \$1,050$$

Example 2: The level of the Basket decreases from the Starting Basket Level of 100 to an Ending Basket Level of 85.
Although the Basket Return is negative, because the Ending Basket Level of 85 is less than the Starting Basket Level of 100 by not more than the Contingent Buffer Amount of 15.00%, the investor receives a payment at maturity of $1,000 per $1,000 principal amount note.

Example 3: The level of the Basket increases from the Starting Basket Level of 100 to an Ending Basket Level of 140.
Because the Ending Basket Level of 140 is greater than the Starting Basket Level of 100 and the Basket Return of 40% exceeds the hypothetical Maximum Return of 26.75%, the investor receives a payment at maturity of $1,267.50 per $1,000 principal amount note, the hypothetical maximum payment on the notes.

Example 4: The level of the Basket decreases from a Starting Basket Level of 100 to an Ending Basket Level of 60.
Because the Basket Return is negative and the Ending Basket Level of 60 is less than the Starting Basket Level of 100 by more than the Contingent Buffer Amount of 15.00%, the investor receives a payment at maturity of $600 per $1,000 principal amount note, calculated as follows:

$$\$1,000 + (\$1,000 \times -40\%) = \$600.00$$

The hypothetical returns and hypothetical payments on the notes shown above do not reflect fees or expenses that would be associated with any sale in the secondary market. If these fees and expenses were included, the hypothetical returns and hypothetical payments shown above would likely be lower.

Capped Contingent Buffered Notes Linked to a Weighted Basket Consisting of the Hang Seng China Enterprises Index and the Hang Seng® Index, Each Converted into U.S. Dollars

Hypothetical Examples of Index Return Calculations

The following examples illustrate how the Index Return for a hypothetical Index is calculated in different scenarios. The examples below assume that the Index closing level of the hypothetical Index on the pricing date is 100, the Exchange Rate for the hypothetical Index on the pricing date is 2.50 and, therefore, the Initial Index Level for the hypothetical Index is 250. Each hypothetical Index Return set forth below is for illustrative purposes only and may not be the actual Index Return applicable to an actual Index on the Observation Date. The numbers appearing in the following examples have been rounded for ease of analysis.

Example 1: The Index closing level of the Index increases from 100 on the pricing date to 110 on the Observation Date, and the Exchange Rate of the Index remains flat at 2.50 from the pricing date to the Observation Date.
The Ending Index Level of the Index is equal to:

$$110 \times 2.50 = 275$$

Because the Ending Index Level of 275 is greater than the Initial Index Level of 250, the Index return is positive and is equal to 10%.

Example 2: The Index closing level of the Index remains flat at 100 from the pricing date to the Observation Date, and the Exchange Rate of the Index increases from 2.50 on the pricing date to 3.00 on the Observation Date.
The Ending Index Level of the Index is equal to:

$$100 \times 3.00 = 300$$

Because the Ending Index Level of 300 is greater than the Initial Index Level of 250, the Index return is positive and is equal to 20%.

Example 3: The Index closing level of the Index increases from 100 on the pricing date to 110 on the Observation Date, and the Exchange Rate of the Index increases from 2.50 on the pricing date to 3.00 on the Observation Date.
The Ending Index Level of the Index is equal to:

$$110 \times 3.00 = 330$$

Because the Ending Index Level of 330 is greater than the Initial Index Level of 250, the Index return is positive and is equal to 32%.

Example 4: The Index closing level of the Index increases from 100 on the pricing date to 110 on the Observation Date, but the Exchange Rate of the Index decreases from 2.50 on the pricing date to 2.00 on the Observation Date.
The Ending Index Level of the Index is equal to:

$$110 \times 2.00 = 220$$

Even though the closing level of the Index has increased by 10%, because the Exchange Rate of the Index has decreased by 20%, the Ending Index Level of 220 is less than the Initial Index Level on the Observation Date of 250, the Index return is negative and is equal to -12%.

Example 5: The Index closing level of the Index decreases from 100 on the pricing date to 90 on the Observation Date, but the Exchange Rate of the Index increases from 2.50 on the pricing date to 3.00 on the Observation Date.
The Ending Index Level of the Index is equal to:

$$90 \times 3.00 = 270$$

Even though the closing level of the Index has decreased by 10%, because the Exchange Rate of the Index has increased by 20%, the Ending Index Level of 270 is greater than the Initial Index Level of 250, the Index return is positive and is equal to 8%.

Example 6: The Index closing level of the Index decreases from 100 on the pricing date to 90 on the Observation Date, and the Exchange Rate of the Index decreases from 2.50 on the pricing date to 2.00 on the Observation Date.
The Ending Index Level of the Index is equal to:

$$90 \times 2.00 = 180$$

Because the Ending Index Level of 180 is less than the Initial Index Level of 250, the Index return is negative and is equal to -28%.

Example 7: The Index closing level of the Index remains flat at 100 from the pricing date to the Observation Date, and the Exchange Rate of the Index decreases from 2.50 on the pricing date to 2.00 on the Observation Date.
The Ending Index Level of the Index is equal to:

$$100 \times 2.00 = 200$$

Because the Ending Index Level of 200 is less than the Initial Index Level of 250, the Index return is negative and is equal to -20%.

Example 8: The Index closing level of the Index decreases from 100 on the pricing date to 90 on the Observation Date, and the Exchange Rate of the Index remains flat at 2.50 from the pricing date to the Observation Date.
The Ending Index Level of the Index is equal to:

$$90 \times 2.50 = 225$$

Because the Ending Index Level of 225 is less than the Initial Index Level of 250, the Index return is negative and is equal to -10%.

Selected Purchase Considerations

- **CAPPED, UNLEVERAGED APPRECIATION POTENTIAL** — The notes provide the opportunity to earn an unleveraged return at maturity equal to the Basket Return, including any positive return caused by a change in the Exchange Rate, up to the Maximum Return. The Maximum Return and the maximum payment at maturity will be set on the pricing date. The Maximum Return will not be less than 26.75%, and, accordingly, the maximum payment at maturity will not be less than $1,267.50 per $1,000 principal amount note. **Because the notes are our unsecured and unsubordinated obligations, payment of any amount on the notes is subject to our ability to pay our obligations as they become due.**

- **LIMITED PROTECTION AGAINST LOSS** — We will pay you your principal back at maturity if the Ending Basket Level is not less than the Starting Basket Level by more than 15%. If the Ending Basket Level is less than the Starting Basket Level by more than 15%, for every 1% that the Ending Basket Level is less than the Starting Basket Level, you will lose an amount equal to 1% of the principal amount of your notes. Accordingly, under these circumstances, you will lose more than 15.00% of your principal amount and may lose all of your principal amount at maturity.

- **RETURN LINKED TO A BASKET OF TWO INDICES** — The return on the notes is linked to a basket consisting of the Hang Seng China Enterprises Index and the Hang Seng® Index. The Hang Seng China Enterprises Index is a market-capitalization weighted index consisting of all the Hong Kong listed H-shares of Chinese enterprises one year after the first H-share company was listed on The Stock Exchange of Hong Kong Ltd. ("HKSE"). H-shares are Hong Kong listed shares, traded in Hong Kong dollars, of Chinese state-owned enterprises. The Hang Seng® Index is a free-float adjusted market capitalization weighted stock market index of the HKSE and purports to be an indicator of the performance of the Hong Kong stock market. For additional information about the Indices, see the information set forth in the accompanying underlying supplement no. 1-I.

- **POTENTIAL EXCHANGE RATE GAINS** — Appreciation of the applicable Underlying Currency against the U.S. dollar may increase the Ending Index Level for the applicable Index, which is used to calculate the Index Return of that Index. Because the Basket Return is based on the Index Return of each Index, the Basket Return, and therefore the payment at maturity, is linked to the Ending Index Level for each Index, and you will benefit from any such appreciation, unless offset by a decrease in the Index closing level of one or both of the Indices.

- **CAPITAL GAINS TAX TREATMENT** — You should review carefully the section entitled "Material U.S. Federal Income Tax Consequences" in the accompanying product supplement no. 5-I. The following discussion, when read in combination with that section, constitutes the full opinion of our special tax counsel, Davis Polk & Wardwell LLP, regarding the material U.S. federal income tax consequences of owning and disposing of notes. Based on current market conditions, in the opinion of our special tax counsel it is reasonable to treat the notes as "open transactions" that are not debt instruments for U.S. federal income tax purposes. Assuming this treatment is respected, the gain or loss on your notes should be treated as long-term capital gain or loss if you hold your notes for more than a year, whether or not you are an initial purchaser of notes at the issue price. However, the Internal Revenue Service (the "IRS") or a court may not respect this treatment of the notes, in which case the timing and character of any income or loss on the notes could be materially and adversely affected. In addition, in 2007 Treasury and the IRS released a notice requesting comments on the U.S. federal income tax treatment of "prepaid forward contracts" and similar instruments, such as the notes. The notice focuses in particular on whether to require holders of these instruments to accrue income over the term of their investment. It also asks for comments on a number of related topics, including the character of income or loss with respect to these instruments; the relevance of factors such as the nature of the underlying property to which the instruments are linked; the degree, if any, to which income (including any mandated accruals) realized by Non-U.S. Holders should be subject to withholding tax; and whether these instruments are or should be subject to the "constructive ownership" regime, which very generally can operate to recharacterize certain long-term capital gain as ordinary income and impose an interest charge. While the notice requests comments on appropriate transition rules and effective dates, any Treasury regulations or other guidance promulgated after consideration of these issues could materially and adversely affect the tax consequences of an investment in the notes, possibly with retroactive effect. Both U.S. and Non-U.S. Holders should consult their tax advisers regarding the U.S. federal income tax consequences of an investment in the notes, including possible alternative treatments and the issues presented by this notice.

Selected Risk Considerations

An investment in the notes involves significant risks. Investing in the notes is not equivalent to investing directly in the Basket, the Indices, the Underlying Currency or any of the equity securities underlying the Indices. These risks are explained in more detail in the "Risk Factors" section of the accompanying product supplement no. 5-I dated November 17, 2011 and in the "Risk Factors" section of the accompanying underlying supplement no. 1-I dated November 14, 2011.

- **YOUR INVESTMENT IN THE NOTES MAY RESULT IN A LOSS** — The notes do not guarantee any return of principal at maturity. The return on the notes at maturity is linked to the performance of the Indices and changes in the Exchange Rate and will depend on whether, and the extent to which, the Basket Return is positive or negative. If the Ending Basket Level is less than the Starting Basket Level by more than the Contingent Buffer Amount of 15.00%, which includes any decline caused by a change in the Exchange Rate, you will lose 1% of the principal amount of your notes for every 1% that the Ending Basket Level is less than the Starting Basket Level. Accordingly, under these circumstances, you will lose more than 15.00% of your principal amount and may lose all of your principal amount at maturity.

- **YOUR MAXIMUM GAIN ON THE NOTES IS LIMITED TO THE MAXIMUM RETURN** — If the Ending Basket Level is greater than the Starting Basket Level, including any increase caused by a change in the Exchange Rate, for each $1,000 principal amount note, you will receive at maturity $1,000 *plus* an additional return that will not exceed a predetermined percentage of the principal amount, regardless of the appreciation in the Basket, which may be significant. We refer to this percentage as the Maximum Return, which will be set on the pricing date and will not be less than 26.75%.

- **A DECREASE IN THE VALUE OF THE UNDERLYING CURRENCY RELATIVE TO THE U.S. DOLLAR MAY ADVERSELY AFFECT YOUR RETURN ON THE NOTES** — The return on the notes is based on the performance of the Indices and the Exchange Rate. The Ending Index Level of each Index is determined based on the Adjusted Index Level of that Index, which is the Index closing level of that Index, converted into U.S. dollars based on the Exchange Rate. Accordingly, any depreciation in the value of the Underlying Currency relative to the U.S. dollar (or conversely, any increase in the value of the U.S. dollar relative to the Underlying Currency) may adversely affect your return on the notes.

- **CREDIT RISK OF JPMORGAN CHASE & CO.** — The notes are subject to the credit risk of JPMorgan Chase & Co., and our credit ratings and credit spreads may adversely affect the market value of the notes. Investors are dependent on JPMorgan Chase & Co.'s ability to pay all amounts due on the notes, and therefore investors are subject to our credit risk and to changes in the market's view of our creditworthiness. Any decline in our credit ratings or increase in the credit spreads charged by the market for taking our credit risk is likely to adversely affect the value of the notes. If we were to default on our payment obligations, you may not receive any amounts owed to you under the notes and you could lose your entire investment.

Recent events affecting us have led to heightened regulatory scrutiny, may lead to additional regulatory or legal proceedings against us and may adversely affect our credit ratings and credit spreads and, as a result, the market value of the notes. See "Executive Overview — Recent Developments," "Liquidity Risk Management — Credit Ratings," "Item 4. Controls and Procedures" and "Part II. Other Information — Item 1A. Risk Factors" in our Quarterly Report on Form 10-Q for the quarter ended June 30, 2012.

- **POTENTIAL CONFLICTS** — We and our affiliates play a variety of roles in connection with the issuance of the notes, including acting as calculation agent and hedging our obligations under the notes. In performing these duties, our economic interests and the economic interests of the calculation agent and other affiliates of ours are potentially adverse to your interests as an investor in the notes. In addition, our business activities, including hedging and trading activities, could cause our economic interests to be adverse to yours and could adversely affect any payment on the notes and the value of the notes. It is possible that hedging or trading activities of ours or our affiliates could result in substantial returns for us or our affiliates while the value of the notes declines. Please refer to "Risk Factors — Risks Relating to the Notes Generally" in the accompanying product supplement no. 5-I for additional information about these risks.

- **THE BENEFIT PROVIDED BY THE CONTINGENT BUFFER AMOUNT MAY TERMINATE ON THE OBSERVATION DATE** — If the Ending Basket Level is less than the Starting Basket Level by more than the Contingent Buffer Amount of 15.00%, the benefit provided by the Contingent Buffer Amount will terminate and you will be fully exposed to any depreciation in the Basket.

- **CERTAIN BUILT-IN COSTS ARE LIKELY TO AFFECT ADVERSELY THE VALUE OF THE NOTES PRIOR TO MATURITY** — While any payment on the notes described in this term sheet is based on the full principal amount of your notes, the original issue price of the notes includes the agent's commission and the estimated cost of hedging our obligations under the notes. As a result, and as a general matter, the price, if any, at which J.P. Morgan Securities LLC, which we refer to as JPMS, will be willing to purchase notes from you in secondary market transactions, if at all, will likely be lower than the original issue price and any sale prior to the maturity date could result in a substantial loss to you. This secondary market price will also be affected by a number of factors aside from the agent's commission and hedging costs, including those set forth under "Many Economic and Market Factors Will Impact the Value of the Notes" below.

  The notes are not designed to be short-term trading instruments. Accordingly, you should be able and willing to hold your notes to maturity.

- **NO INTEREST OR DIVIDEND PAYMENTS OR VOTING RIGHTS** — As a holder of the notes, you will not receive interest payments, and you will not have voting rights or rights to receive cash dividends or other distributions or other rights that holders of securities composing any of the Indices would have.

- **CHANGES IN THE LEVELS AND EXCHANGE RATES OF THE INDICES MAY OFFSET EACH OTHER** — The notes are linked to an equally weighted Basket composed of the Indices, converted into U.S. dollars. Price movements in the Indices may not correlate with each other. At a time when the level of one of the Indices increases, the level of the other Index may not increase as much or may even decline. Therefore, in calculating the Ending Basket Level, increases in the level of one of the Indices may be moderated, or more than offset, by lesser increases or declines in the level of the other Index. In addition, price movements in the Indices and movements in the Exchange Rate may not correlate with each other. At a time when the level or Exchange Rate of an Index increases, the Exchange Rate or level, respectively, of that Index may decline. Therefore, in calculating the Ending Basket Level, increases in the level or Exchange Rate of that Index may be moderated, or more than offset, by declines in the Exchange Rate or level, respectively, of that Index.

- **NON-U.S. SECURITIES RISK** — The equity securities that compose the Indices have been issued by non-U.S. companies. Investments in securities linked to the value of such non-U.S. equity securities involve risks associated with the securities markets in those countries, including risks of volatility in those markets, governmental intervention in those markets and cross shareholdings in companies in certain countries. Also, there is generally less publicly available information about companies in some of these jurisdictions than about U.S. companies that are subject to the reporting requirements of the SEC, and generally non-U.S. companies are subject to accounting, auditing and financial reporting standards and requirements and securities trading rules different from those applicable to U.S. reporting companies.

- **EVEN THOUGH THE UNDERLYING CURRENCY AND THE U.S. DOLLAR TRADE AROUND THE CLOCK, THE NOTES WILL NOT** — Because the inter-bank market in foreign currencies is a global, around-the-clock market, the hours of trading for the notes, if any, will not conform to the hours during which the Underlying Currency and the U.S. dollar are traded. Consequently, significant price and rate movements may take place in the underlying foreign exchange markets that will not be reflected immediately in the price of the notes. Additionally, there is no systematic reporting of last-sale information for foreign currencies which, combined with the limited availability of quotations to individual investors, may make it difficult for many investors to obtain timely and accurate data regarding the state of the underlying foreign exchange markets.

- **THE NOTES ARE SUBJECT TO CURRENCY EXCHANGE RISK** — Foreign currency exchange rates vary over time, and may vary considerably during the term of the notes. The value of the Underlying Currency and the U.S. dollar is at any moment a result of the supply and demand for that currency. Changes in foreign currency exchange rates result over time from the interaction of many factors directly or indirectly affecting economic and political conditions in Hong Kong, the United States, and economic and political developments in other relevant countries.

  Of particular importance to potential currency exchange risk are:

  - existing and expected rates of inflation;

  - existing and expected interest rate levels;

  - the balance of payments in Hong Kong and the United States and between each country and its major trading partners;

  - political, civil or military unrest in Hong Kong and the United States; and

  - the extent of governmental surplus or deficit in Hong Kong and the United States.

  All of these factors are, in turn, sensitive to the monetary, fiscal and trade policies pursued by Hong Kong and the United States and those of other countries important to international trade and finance.

- **GOVERNMENTAL INTERVENTION COULD MATERIALLY AND ADVERSELY AFFECT THE VALUE OF THE NOTES** — Foreign exchange rates can be fixed by the sovereign government, allowed to float within a range of exchange rates set by the government, or left to float freely. Governments, including those issuing the Underlying Currency and the United States, use a variety of techniques, such as intervention by their central bank or imposition of regulatory controls or taxes, to affect the exchange rates of their currency. They may also issue a new currency to replace an existing currency, fix the exchange rate or alter the exchange rate or relative exchange characteristics by devaluation or revaluation of a currency. Thus, a special risk in purchasing the notes is that their trading value and amount payable could be affected by the actions of sovereign governments, fluctuations in response to other market forces and the movement of currencies across borders.

- **CURRENCY EXCHANGE RISKS CAN BE EXPECTED TO HEIGHTEN IN PERIODS OF FINANCIAL TURMOIL** — In periods of financial turmoil, capital can move quickly out of regions that are perceived to be more vulnerable to the effects of a crisis than others with sudden and severely adverse consequences to the currencies of those regions. In addition, governments around the world, including the United States government and governments of other major world currencies, have recently made, and may be expected to continue to make, very significant interventions in their economies, and sometimes directly in their currencies. Such interventions affect currency exchange rates globally and, in particular, the value of the Underlying Currency relative to the U.S. dollar. Further interventions, other government actions or suspensions of actions, as well as other changes in government economic policy or other financial or economic events affecting the currency markets, may cause currency exchange rates to fluctuate sharply in the future, which could have a material adverse effect on the value of the notes and your return on your investment in the notes at maturity.

- **THE HONG KONG DOLLAR DOES NOT FLOAT FREELY –** Exchange rates of many developed and major emerging economies, including the United States, currently are "floating," meaning that they are permitted to fluctuate in value relative to other currencies. However, the Hong Kong dollar does not float freely. The exchange rate of the Hong Kong dollar against the U.S. dollar is fixed within a narrow range by the Hong Kong Monetary Authority. For so long as the Hong Kong Monetary Authority restricts the Hong Kong dollar from floating against the U.S. dollar, the exchange rate between the Hong Kong dollar and the U.S. dollar will not fluctuate by any appreciable amount. If at any time the Hong Kong Monetary Authority permits the Hong Kong dollar to float, the exchange rate between the Hong Kong dollar and the U.S. dollar is likely to move significantly in a very short period of time, which would affect the Basket Return, and, consequently, the value of your notes.

- **LACK OF LIQUIDITY** — The notes will not be listed on any securities exchange. JPMS intends to offer to purchase the notes in the secondary market but is not required to do so. Even if there is a secondary market, it may not provide enough liquidity to allow you to trade or sell the notes easily. Because other dealers are not likely to make a secondary market for the notes, the price at which you may be able to trade your notes is likely to depend on the price, if any, at which JPMS is willing to buy the notes.

- **MANY ECONOMIC AND MARKET FACTORS WILL IMPACT THE VALUE OF THE NOTES** — In addition to the level of the Basket on any day, the value of the notes will be impacted by a number of economic and market factors that may either offset or magnify each other, including:
  - the actual and expected volatility of the Indices and the Exchange Rate;
  - the time to maturity of the notes;
  - the dividend rates on the equity securities underlying the Indices;
  - interest and yield rates in the market generally;
  - correlation (or lack thereof) between the Indices and between the Indices and the Exchange Rate;
  - suspension or disruption of market trading in the Underlying Currency or the U.S. dollar;
  - a variety of economic, financial, political, regulatory and judicial events; and
  - our creditworthiness, including actual or anticipated downgrades in our credit ratings.

Historical Information

The graph below shows the historical weekly Basket performance from January 5, 2007 through September 28, 2012, assuming the Basket Closing Level on January 5, 2007 was 100, the Index Weights specified under "Additional Key Terms" on page TS-1 of this term sheet and that the exchange rates of the Underlying Currency, as reported on Bloomberg Financial Markets on the relevant dates, were the Exchange Rates on those dates. The exchange rates and the historical weekly Basket performance data in that graph were determined by dividing one by the rates reported by Bloomberg Financial Markets on the relevant date and may not be indicative of the Basket performance using the spot rate of the Underlying Currency at approximately 4:00 p.m., Hong Kong time that would be derived from the applicable Reuters page.



Capped Contingent Buffered Notes Linked to a Weighted Basket Consisting of the Hang Seng China Enterprises Index and the Hang Seng® Index, Each Converted into U.S. Dollars

The following graphs show the historical weekly performance of each Index, converted into U.S. dollars, from January 5, 2007 through September 28, 2012, based on the weekly Index closing level of each Index and the exchange rates of the Underlying Currency as reported by Bloomberg Financial Markets on the relevant dates. The exchange rates used in these graphs were determined by dividing one by the rates reported by Bloomberg Financial Markets and may not be indicative of the performance of each Index, converted into U.S. dollars, using the spot rates of the Underlying Currency at approximately 4:00 p.m., Hong Kong time that would be derived from the applicable Reuters page. The Adjusted Index Level of the Hang Seng China Enterprises Index on September 28, 2012 was 1,268.08235. The Adjusted Index Level of the Hang Seng® Index on September 28, 2012 was 2,687.99221. The Adjusted Index Levels of the Hang Seng China Enterprises Index and the Hang Seng® Index were not available on October 1, 2012 due to a local holiday in Hong Kong.





The following graphs show the historical weekly performance of each Index from January 5, 2007 through September 28, 2012. The Index closing level of the Hang Seng China Enterprises Index on September 28, 2012 was 9,831.62. The Index closing level of the Hang Seng® Index on September 28, 2012 was 20,840.38. The Index closing levels of the Hang Seng China Enterprises Index and the Hang Seng® Index were not available on October 1, 2012 due to a local holiday in Hong Kong.





The final graph below shows the historical weekly performance of the Underlying Currency expressed in terms of the conventional market quotation, as shown on Bloomberg Financial Markets (which is the amount of the applicable Underlying Currency that can be exchanged for one U.S. Dollar) from January 5, 2007 through September 28, 2012. The exchange rate of the Hong Kong dollar, as shown in Bloomberg Financial Markets, on September 28, 2012 was 7.7540. The exchange rate of the Hong Kong dollar was not available on October 1, 2012 due to a local holiday in Hong Kong.

The exchange rates set forth above and displayed in the graph below are for illustrative purposes only and do not form part of the calculation of the Basket Return. **The value of the Basket, and thus the Basket Return, assuming no change in the Index closing levels of the Indices, increases when the U.S. dollar depreciates in value against the Underlying Currency.** Therefore, the Basket Return is calculated using the Exchange Rate for the Underlying Currency, expressed as one *divided* by the amount of Underlying Currency per one U.S. dollar, which is the inverse of the conventional market quotation for the Underlying Currency set forth in the applicable graphs below. In addition, the exchange rates set forth above and in the graph below are based on the applicable rates displayed on Bloomberg Financial Markets, which is not representative of the source of the Exchange Rate used to calculate the Index Return of each Index. The Exchange Rate is determined based on the applicable rate displayed on the applicable Reuters page at approximately 4:00 p.m. Hong Kong time.



The Exchange Rate of the Hong Kong dollar at approximately 4:00 p.m., Hong Kong time on September 28, 2012 was 0.12898, calculated in the manner set forth under "Key Terms — Exchange Rates" on the front cover of this term sheet. The Exchange Rate of the Hong Kong dollar was not available on October 1, 2012 due to a local holiday in Hong Kong.

We obtained the Index closing levels and exchange rates needed to construct the graphs from Bloomberg Financial Markets, and we obtained the exchange rates used to calculate the Exchange Rates from Reuters Group PLC, in each case without independent verification. The historical performance of each Index, the Underlying Currency and the Basket should not be taken as an indication of future performance, and no assurance can be given as to the Index closing level of any of the Indices or the Exchange Rate of the Underlying Currency on the pricing date or the Observation Date. We cannot give you assurance that the performance of the Indices and the Exchange Rate will result in the return of any of your initial investment.

Supplemental Plan of Distribution

JPMS, acting as agent for JPMorgan Chase & Co., will receive a commission that will depend on market conditions on the pricing date. In no event will that commission exceed $10.00 per $1,000 principal amount note. JPMS may use a portion of that commission to allow selling concessions to another affiliated broker-dealer. See "Plan of Distribution (Conflicts of Interest)" beginning on page PS-46 of the accompanying product supplement no. 5-I.

For a different portion of the notes to be sold in this offering, an affiliated bank will receive a fee and another affiliate of ours will receive a structuring and development fee. In no event will the total amount of these fees exceed $10.00 per $1,000 principal amount note.